File No. 82-5241
May 27, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03022526

Re: Dentsu Inc. – 12g3-2(b) exemption

Dear Sir or Madam,

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby submit to the Securities and Exchange Commission the following information required by Rule 12g3-2(b):

1. News Release Letter (May 16, 2003)
   Title: Dentsu Reports Financial Results for Fiscal Year Ended March 31, 2003

2. News Release Letter (May 16, 2003)
   Title: Dentsu Announces Repurchase of Shares Subject to Shareholders' Authorization

3. News Release Letter (May 16, 2003)
   Title: Dentsu Announces Issuance of Stock Options (Stock Acquisition Rights)

4. Summary English Translation (May 16, 2003)
   Title: Annual Report Release for the Fiscal Year ended March 31, 2003 (Consolidated)

5. Summary English Translation (May 16, 2003)
   Title: Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2003

dlw 6/11

If you have further queries or requests for additional information, please feel free to contact Shinya Mori at shinya.mori@dentsu.co.jp(email), 011-81-3-6216-8015 (telephone) or 011-81-3-6217-5673 (facsimile).

Yours faithfully,

Toru Hirose
Director
Investor Relations Division
Dentsu Inc.

Enclosures

dentsu
DENTSU INC. CORPORATE COMMUNICATIONS DIVISION
1-8-1,Higashi-shimbashi
Minato-ku,Tokyo 105-7001, Japan
http://www.dentsu.com

NEWS RELEASE

FOR IMMEDIATE RELEASE
May 16, 2003

Dentsu Reports Financial Results for Fiscal Year Ended March 31, 2003

—Billings (Net Sales) of 1,692.9 Billion Yen, Ordinary Income of 45.3 Billion Yen and Net Income of 22.9 Billion Yen —

Dentsu Inc. (President: Tateo Mataki; Head Office: Tokyo; Capital: 58,967.1 million yen) held a meeting of the Board of Directors on May 16 at its Tokyo Head Office to close the accounts for its fiscal 02/03 term (ended March 31, 2003) and finalize the consolidated balance sheet and consolidated income statement.

Uncertainty about the future of the Japanese economy deepened further during fiscal 02/03. The gross domestic product showed a decline in nominal growth rate of 0.6% from the previous year (estimate as of January 24, 2003), due to concerns in the second half of the fiscal year about plummeting stock prices and the prospects of the world economy.

Given these difficult economic conditions, a number of corporations reduced their advertising spending. This affected the advertising industry, which saw advertising expenditures in Japan fall for the second year in a row. Dentsu estimates that gross advertising expenditures in Japan totaled 5,703.2 billion yen during calendar 2002, down 5.9% from the previous year.

In this operating environment, Dentsu actively pursued a wide range of business activities. The Company's strategies in connection with the FIFA World Cup 2002™ (May 31 to June 30, 2002) helped to generate increased billings, and continued efforts were made to implement cost control measures. As a result, Dentsu posted consolidated billings of 1,692.9 billion yen, a 5.4% decline; gross profit of 285.8 billion yen, a 2.8% decline; operating income of 46.9 billion yen, a 23.2% decline; ordinary income of 45.3 billion yen, a 24.1% decline; and net income of 22.9 billion yen, a 16.4% decline.

Dentsu recorded extraordinary income of 36.9 billion yen, representing gain from the sales of stocks of affiliated companies in conjunction with the tie-up between Dentsu and Publicis Groupe S.A. An extraordinary loss of 32.1 billion yen was posted due to a write-down of marketable and investment securities as a result of the steep decline in the stock market, and a one-time charge for expenses related to the completion of the new Shiodome Head Office Building and the transfer of the Head Office to the new building.

The severe economic environment made it difficult to increase billings, but efforts to control costs were successful, and as a result consolidated billings, gross profit and net income for the past fiscal year were the third highest in Dentsu's history.

Non-consolidated results for Dentsu in fiscal 02/03 included billings of 1,367.6 billion yen, a 4.6% decline year on year; gross profit of 202.9 billion yen, a 2.3% decline; operating income of 40.5 billion yen, an 11.8% decline; ordinary income of 41.4 billion yen, a 10.2% decline; and net income of 23.1 billion yen, a gain of 0.2%.

Outlook

The Japanese economy is expected to remain weak during the coming year, and thus it is unlikely that advertising expenditures will increase substantially. Nevertheless, Dentsu is working actively to expand its business, while continuing to implement cost controls to boost its profit base.

Accordingly, in its consolidated results for the next fiscal year Dentsu expects to post billings of 1,734.7 billion yen, a gain of 2.5%; ordinary income of 46.0 billion yen, a gain of 1.6%; and net income of 22.0 billion yen, a decline of 3.9%.

On a non-consolidated basis, Dentsu forecasts billings of 1,396.1 billion yen, a 2.1% increase; ordinary income of 39.2 billion yen, a decline of 5.4%; and net income of 21.5 billion yen, a decline of 6.9%.

The consolidated income reported above does not take into account the amortization of goodwill resulting from the acquisition of Publicis Groupe S.A. shares, or Dentsu's share of net income derived from Publicis Groupe S.A., which is an affiliated company under the equity method.

Contact: Takafumi Hotta
Senior Manager
Corporate Communications Division
Telephone: (813) 6216-8042
E-mail: t.hotta@dentsu.co.jp

Financial Results for Fiscal Year Ended March 31, 2003 (Consolidated)

April 1, 2002–March 31, 2003

Dentsu Inc.

• **Term Results:** Amounts are indicated with figures below 1 million yen omitted.

(1) Balance-Sheet Summary

Years ended March 31 (Millions of yen; percent)

Item	2003	Consolidated results/ non-consolidated results (times)	2002	Rate of increase (△ indicates decrease)
Assets				
Current assets	583,104	(1.23)	586,685	△0.6
Fixed assets	604,196	(1.04)	510,506	18.4
Total assets	1,187,300	(1.12)	1,097,192	8.2
Liabilities				
Current liabilities	488,837	(1.09)	448,761	8.9
Long-term liabilities	232,992	(1.09)	184,381	26.4
Total liabilities	721,829	(1.09)	633,142	14.0
Minority interest	23,376	—	22,877	2.2
Stockholders' equity				
Common stock	58,967	(1.00)	58,967	—
Capital surplus	55,358	(1.00)	55,358	—
Retained earnings	329,263	(1.17)	306,623	7.4
Land revaluation account	4,004	(1.00)	4,642	△13.7
Other securities valuation Differences	5,592	(1.02)	9,985	△44.0
Foreign currency translation adjustments	303	—	6,812	△95.5
Treasury stock	△11,396	(1.00)	△1,218	835.6
Total stockholders' equity	442,093	(1.13)	441,171	0.2
Total liabilities, minority interest and stockholders' equity	1,187,300	(1.12)	1,097,192	8.2

(2) Income Statement Summary

Years ended March 31 (Millions of yen; percent)

Item	2003	Consolidated results/ non-consolidated results (times)	2002	Rate of increase (△ indicates decrease)
Net sales (billings)	1,692,947	(1.24)	1,789,432	△5.4
Gross profit	285,815	(1.41)	293,920	△2.8
Operating income	46,999	(1.16)	61,168	△23.2
Other income	3,500	(0.66)	4,969	△29.6
Other expense	5,187	(1.20)	6,432	△19.4
Ordinary income	45,312	(1.09)	59,705	△24.1
Extraordinary income	36,946	(1.01)	2,674	—
Extraordinary loss	32,190	(0.95)	8,175	293.8
Income before income taxes and minority interests	50,068	(1.14)	54,204	△7.6
Net income	22,963	(0.99)	27,457	△16.4

(3) Breakdown of Consolidated Cash Flow Statement Summary

Years ended March 31 (Millions of yen; △ indicates decrease)

Item	2003	2002
Net cash provided by (used in) operating activities	△3,916	25,715
Net cash used in investing activities	△80,122	△37,270
Net cash provided by (used in) financing activities	81,554	△19,799
Effect of exchange rate changes on cash and cash equivalents	△1,170	1,400
Net decrease in cash and cash equivalents	△3,655	△29,953
Cash and cash equivalents at beginning of year	67,690	93,791
Net increase in cash and cash equivalents due to change of consolidated subsidiaries	4,241	3,521
Net increase in cash and cash equivalents due to business combination	—	331
Net decrease in cash and cash equivalents due to corporate separation	△136	—
Cash and cash equivalents at end of year	68,139	67,690

Financial Results for Fiscal Year Ended March 31, 2003 (Non-Consolidated)
April 1, 2002–March 31, 2003

Dentsu Inc.

• **Term Results:** Amounts are indicated with figures below 1 million yen omitted.

(1) Balance-Sheet Summary

Years ended March 31 (Millions of yen; percent)

Item	2003	2002	Rate of increase (△ indicates decrease)
Assets			
Current assets	473,964	480,486	△1.4
Fixed assets	581,461	481,684	20.7
Total assets	1,055,426	962,170	9.7
Liabilities			
Current liabilities	447,976	413,283	8.4
Long-term liabilities	214,552	163,027	31.6
Total liabilities	662,528	576,310	15.0
Stockholders' equity			
Common stock	58,967	58,967	—
Capital surplus	55,358	55,358	—
Retained earnings	280,505	258,215	8.6
Land revaluation account	4,004	4,642	△13.7
Other securities valuation differences	5,457	9,894	△44.8
Treasury stock	△11,396	△1,218	835.6
Total stockholders' equity	392,897	385,860	1.8
Total liabilities and stockholders' equity	1,055,426	962,170	9.7

(2) Income Statement Summary

Years ended March 31 (Millions of yen; percent)

Item	2003	2002	Rate of increase (△ indicates decrease)
Net sales (billings)	1,367,658	1,433,300	△4.6
Gross profit	202,964	207,801	△2.3
Operating income	40,513	45,928	△11.8
Other income	5,288	6,023	△12.2
Other expense	4,336	5,767	△24.8
Ordinary income	41,465	46,184	△10.2
Extraordinary income	36,469	656	—
Extraordinary loss	33,846	5,428	523.5
Income before income taxes	44,088	41,412	6.5
Net income	23,116	23,072	0.2

#####

dentsu
DENTSU INC. CORPORATE COMMUNICATIONS DIVISION
1-8-1, Higashi-shimbashi
Minato-ku, Tokyo 105-7001, Japan
http://www.dentsu.com

NEWS RELEASE

FOR IMMEDIATE RELEASE
May 16, 2003

Dentsu Announces Repurchase of Shares Subject to Shareholders' Authorization

Repurchase of Treasury Shares Pursuant to Article 210 of the Commercial Code

Dentsu Inc. (President: Tateo Mataki; Head Office: Tokyo; Capital: 58,967.1 million yen) announced today that it has adopted a resolution to repurchase Dentsu shares, pursuant to Article 210 of the Commercial Code, at the Board of Directors Meeting held on May 16, 2003. The resolution will be taken up at the 154th Ordinary General Meeting of Shareholders scheduled for June 27, 2003.

1. Reason for Seeking Authorization by Shareholders relating to the Repurchase of Shares
   To obtain authorization for repurchase of Dentsu shares through a resolution of the Ordinary General Meeting of Shareholders, which will enable flexible performance of the Company's equity policy.

2. Contents of Authorization

(1) Type of the shares that may be repurchased: Common shares of the Company
(2) Aggregate number of shares that may be repurchased: 30,000 shares (maximum)
(3) Aggregate value of shares that may be repurchased: 20 billion yen (maximum)

(Note) This repurchase of shares may be made during the period from the passage of the resolution at the 154th Ordinary General Meeting of Shareholders until the close of the following Ordinary General Meeting of Shareholders.

#####

Contact: Takafumi Hotta
Senior Manager
Corporate Communications Division
Telephone: (813) 6216-8042
E-mail: t.hotta@dentsu.co.jp

(No. 31-2003)

dentsu
DENTSU INC. CORPORATE COMMUNICATIONS DIVISION
1-8-1,Higashi-shimbashi
Minato-ku,Tokyo 105-7001,Japan
http://www.dentsu.com

NEWS RELEASE

FOR IMMEDIATE RELEASE
May 16, 2003

Dentsu Announces Issuance of Stock Options (Stock Acquisition Rights)

Dentsu Inc. (President: Tateo Mataki; Head Office: Tokyo; Capital: 58,967.1 million yen) announced today that it has adopted a resolution to seek approval of the issuance of stock acquisition rights as stock options, on the terms and conditions described below and pursuant to Article 280-20 and Article 280-21 of the Commercial Code. The resolution, adopted at a meeting of the Board of Directors held on May 16, 2003, will be taken up at the 154th Ordinary General Meeting of Shareholders scheduled to be held on June 27, 2003.

Such issuance of stock options is conditional upon the approval and adoption of the agendum "Issuance of Stock Acquisition Rights as Stock Options" at the 154th Ordinary General Meeting of Shareholders.

1. Reason for Issuing Stock Acquisition Rights
   Dentsu will issue stock acquisition rights as stock options to board members, executive officers and employees of Dentsu and board members of Dentsu's subsidiaries at no cost in order to further encourage willingness and motivation to improve the business performance of the Company and its subsidiaries and to enhance shareholder returns.

2. Persons to be Allocated Stock Acquisition Rights
   Board members, executive officers and employees of Dentsu and board members of Dentsu's subsidiaries ("Allottees"), as designated by the Board of Directors.

3. Terms and Conditions of Stock Acquisition Rights
   (1)Kind and number of shares to be issued upon exercise of stock acquisition rights:
   Up to 12,000 shares of common stock of Dentsu Inc.

   In the event of a stock split or stock consolidation of Dentsu, the number of shares to be issued upon exercise of stock acquisition rights shall be adjusted in accordance with the following formula. Provided that, such adjustment shall be made only for the number of shares for which the stock acquisition rights have not yet been exercised by

the Allottees, and that any fraction less than one yen resulting from such adjustment shall be rounded down.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of split (or consolidation)}$$

(2) Aggregate number of stock acquisition rights to be issued:
Up to 12,000 stock acquisition rights

Provided that the number of shares to be issued upon exercise of stock acquisition rights initially shall be one share per one stock acquisition right, and that in the event that any adjustment is made to the Exercise Price due to a stock split or stock consolidation of Dentsu thereafter, adjustments shall be made in the manner set forth in (1) above.

(3) Issue price of stock acquisition rights:
Zero

(4) Amount payable upon exercise of stock acquisition rights:
The amount payable upon exercise of the stock acquisition rights ("Exercise Price") shall be the higher of (i) the average (fractions less than one yen shall be rounded up) of the closing prices of Dentsu's common stock on the Tokyo Stock Exchange ("Closing Price") for each of the trading days (excluding any days on which no trades have taken place) of the month immediately preceding the month in which the date of issuance of the stock acquisition rights (the "Issue Date") falls, or (ii) the Closing Price on the Issue Date (provided that, if no Closing Price is quoted on such date, the Closing Price on the nearest date prior to such date shall be applied).

In the event of a stock split or stock consolidation of Dentsu after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, provided that fractions less than one yen resulting from such adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price Before adjustment} \times \frac{1}{\text{Ratio of split (or consolidation)}}$$

(5) Exercise period of stock acquisition rights:
From July 8, 2005 to July 7, 2009

(6) Conditions for exercise of stock acquisition rights:

① An Allottee shall hold the position of board member, executive officer or employee of either Dentsu or a subsidiary thereof for at least two years from the date of grant of the stock acquisition rights. Provided that, after such period, the Allottee may exercise the stock acquisition rights even if such Allottee loses his/her position, and that, even in the event the Allottee loses the position of board member, executive officer or employee of Dentsu or a subsidiary thereof during such two-year period, such Allottee shall be eligible to exercise stock aquisition rights if the Company determines that such loss is due to expiration of term of office, mandatory retirement or other reasonable cause.

② Heirs of an Allottee shall not succeed to the stock acquisition rights of such Allottee and therefore may not exercise such stock acquisition rights.

③ Other conditions of the exercise of stock acquisition rights shall be determined at the meeting of Board of Directors of Dentsu.

(7) Causes and conditions of cancellation of stock acquisition rights:
Dentsu may at any time and at no cost cancel any stock acquisition rights which are not yet exercised, upon resolution of the Board of Directors of the Company.

(8) Transfer of stock acquisition rights:
Approval by the Board of Directors of Dentsu shall be obtained for transfer of stock acquisition rights.

#####

Contact: Takafumi Hotta
Senior Manager
Corporate Communications Division
Telephone: (813) 6216-8042
E-mail: t.hotta@dentsu.co.jp

03 JUN -4

(Summary English Translation)

May 16, 2003

Annual Report Release for the Fiscal Year ended March 31, 2003 (Consolidated)

Dentsu Inc.
Code number: 4324
(URL http://www.dentsu.co.jp/)
Representative: Tateo Mataki
President & COO
Attn.: Miki Iidaka
Senior Manager of
Corporate Accounting Department

Stock Exchanges:
Tokyo Stock Exchange
Location of head office: Tokyo

Telephone number: (03) 6216-8013

Board Meeting Date: May 16, 2003
U.S. Accounting Principles: Not applicable

1. Consolidated Business Results (April 1, 2002 to March 31, 2003)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Net Sales	Operating Income	Ordinary Income
Year ended March 31, 2003	¥1,692,947 million (-5.4%)	¥46,999 million (-23.2%)	¥45,312 million (-24.1%)
Year ended March 31, 2002	¥1,789,432 million (-1.4%)	¥61,168 million (-15.6%)	¥59,705 million (-17.0%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Stockholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Net Sales
Year ended March 31, 2003	¥22,963 million (-16.4%)	¥16,466.55	¥16,451.08	5.2%	4.0%	2.7%
Year ended March 31, 2002	¥27,457 million (-33.6%)	¥20,014.80	-	6.5%	5.3%	3.3%

(Note)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2003: -279 million yen
   Year ended March 31, 2002: 776 million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Year ended March 31, 2003: 1,385,815 shares
   Year ended March 31, 2002: 1,371,855 shares
3. *Changes in accounting treatment: Applicable*
4. *The percentage figures which appear in Net Sales, Operating Profit, Ordinary Income and Net Income are compared to prior year.*

(2) Consolidated Financial Condition

	Total Assets	Stockholders' Equity	Ratio of Stockholders' Equity to Assets	Stockholders' Equity per Share
Year ended March 31, 2003	¥1,187,300 million	¥442,093 million	37.2%	¥325,157.49
Year ended March 31, 2002	¥1,097,192 million	¥441,171 million	40.2%	¥317,912.21

(Note) Total number of outstanding shares at the end of the fiscal year:
Year ended March 31, 2003: 1,359,116 shares
Year ended March 31, 2002: 1,387,716 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash used in Investing Activities	Net Cash provided by (used in) Financing Activities	Net Cash and Cash Equivalents at End of Year
Year ended March 31, 2003	-¥3,916 million	-¥80,122 million	¥81,554 million	¥68,139 million
Year ended March 31, 2002	¥25,715 million	-¥37,270 million	-¥19,799 million	¥67,690 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 86

Number of non-consolidated subsidiaries to which equity method is applicable: 2

Number of affiliated companies to which equity method is applicable: 15

(5) Changes in the scope of consolidation and application of the equity method

Consolidated (New): 29 (Exception): 2
Equity Method (New): 9 (Exception): 4

2. Forecast of Consolidated Business Results (April 1, 2003 through March 31, 2004)

	Net Sales	Ordinary Income	Net Income
Interim	¥839,509 million	¥17,807 million	¥8,057 million
Annual	¥1,734,709 million	¥46,047 million	¥22,072 million

(Reference)
Estimated net income per share (annual): 16,239.96 yen

* Since the forecast of business results has been prepared based on certain conditions which we deem to be reasonable at this point, actual business results may be substantially different from the forecast above due to various factors.

(Summary English Translation)

May 16, 2003

Outline of Non-Consolidated Financial Statement
for the Fiscal Year ended March 31, 2003

Dentsu Inc.
Code number: 4324
(URL http://www.dentsu.co.jp/)
Representative: Tateo Mataki
President & COO
Attn.: Miki Iidaka
Senior Manager of
Corporate Accounting Department

Stock Exchanges:
Tokyo Stock Exchange
Location of head office: Tokyo

Telephone number: (03) 6216-8013

Board Meeting Date: May 16, 2003
General Meeting of Shareholders: June 27, 2003

Interim Dividends: applicable
Unit Share System: Not applicable

1. Business Results (April 1, 2002 to March 31, 2003)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Net Sales	Operating Income	Ordinary Income
Year ended March 31, 2003	¥1,367,658 million (-4.6%)	¥40,513 million (-11.8%)	¥41,465 million (-10.2%)
Year ended March 31, 2002	¥1,433,300 million (-4.3%)	¥45,928 million (-15.2%)	¥46,184 million (-17.6%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Stockholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Net Sales
Year ended March 31, 2003	¥23,116 million (0.2%)	¥16,655.19	-	5.9%	4.1%	3.0%
Year ended March 31, 2002	¥23,072 million (-7.8%)	¥16,818.23	-	6.2%	4.7%	3.2%

(Note)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2003: 1,385,815 shares
   Year ended March 31, 2002: 1,371,855 shares
2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures which appear in Net Sales, Operating Income, Ordinary Income and Net Income are compared to prior year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments	Ratio of Dividends to Net Income	Ratio of Dividends to Stockholders' Equity
		Interim	Annual			
Year ended March 31, 2003	¥1,000.00	¥500.00	¥500.00	¥1,373 million	5.9%	0.3%
Year ended March 31, 2002	¥1,000.00	¥400.00	¥600.00	¥1,377 million	6.0%	0.4%

(3) Financial Condition

	Total Assets	Stockholders' Equity	Ratio of Stockholders' Equity to Assets	Stockholders' Equity per Share
Year ended March 31, 2003	¥1,055,426 million	¥392,897 million	37.2%	¥289,056.98
Year ended March 31, 2002	¥962,170 million	¥385,860 million	40.1%	¥278,053.99

(Note)

1. Total number of outstanding shares at the end of the fiscal year:
Year ended March 31, 2003: 1,359,116 shares
Year ended March 31, 2002: 1,387,716 shares

2. Total number of treasury stocks at the end of the fiscal year:
Year ended March 31, 2003: 31,803 shares
Year ended March 31, 2002: 3,203 shares

2. Forecast of Business Results (April 1, 2003 through March 31, 2004)

	Net Sales	Ordinary Profit	Net Income	Dividend per Share		
				Interim	Annual	
Interim	¥677,156 million	¥18,030 million	¥9,795 million	¥500.00	-	-
Annual	¥1,396,197 million	¥39,214 million	¥21,527 million	-	¥500.00	¥1,000.00

(Reference)
Estimated net income per share (annual): 15,838.96 yen

* Since the forecast of business results has been prepared based on certain conditions which we deem to be reasonable at this point, actual business results may be substantially different from the forecast above due to various factors.